Filed pursuant to Rule 424(b)(3)
Registration No. 333-126362

PROSPECTUS

$275,000,000

HECLA MINING COMPANY

Common Stock, Preferred Stock, Debt Securities
and
Warrants to Purchase the Above Securities

This prospectus relates to up to $275,000,000 of common stock, preferred stock, debt securities and warrants that Hecla Mining Company (together with its subsidiaries, “Hecla,” “we,” “us,” or “our company”) may offer and sell from time to time in one or more transactions. This prospectus provides a general description of the securities we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered that may add, update or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement and the documents incorporated by reference herein before investing in our securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the trading symbol “HL.” Our Series B Cumulative Convertible Preferred Stock is traded on the New York Stock Exchange under the trading symbol “HL-PrB.”

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” beginning on page 3 of this prospectus in determining whether to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 15 , 2005.

About This Prospectus

This prospectus is part of a registration statement we filed with the SEC using a “shelf” registration process. The shelf process allows us to sell or otherwise offer any combination of the securities described in this prospectus at one or more times. The aggregate offering prices of all securities that may be sold under this prospectus will not exceed $275,000,000. All references to “dollars” or “$” in this prospectus refer to United States currency unless otherwise specified.

We may sell these securities either separately or in units. We may issue debt securities convertible into shares of our common stock or preferred stock. The preferred stock issued may also be convertible into shares of our common stock or another series of preferred stock. This prospectus provides a general description of the securities that may be offered. Each time we sell securities pursuant to this prospectus, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In each prospectus supplement we will include the following information:

•	the type and amount of securities that we propose to sell;

•	the public offering price of the securities;

•	the names of any underwriters or agents through or to which we will sell the securities;

•	any compensation of those underwriters or agents; and

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded.

In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. If anyone gives you any information of this sort you should not rely on it.

We are not making an offer of these securities in any jurisdiction where the offering is not permitted.

You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the dates of the documents incorporated by reference.

Where You Can Find More Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings may be found on our website at www.hecla-mining.com. The SEC also maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available. Such reports, proxy statements and other information may also be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our common stock and our Series B Cumulative Convertible Preferred Stock are listed on the New York Stock Exchange (“NYSE”) and, as a result, we also file our reports, proxy statements and other information with the NYSE.

We have filed with the SEC a Registration Statement on Form S-3, under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to our company and the securities offered pursuant to this prospectus.

Documents Incorporated by Reference

The SEC allows us to “incorporate by reference” our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supercede the information contained in this prospectus and in prior reports. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered pursuant to this prospectus have been sold. Unless expressly incorporated into this prospectus, a report, or part of a report, furnished, but not filed, on Form 8-K under the Exchange Act shall not be incorporated by reference into this prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superceded shall not be deemed to constitute a part of this prospectus except as modified or superceded.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1.    Our Annual Report on Form 10-K for the year ended December 31, 2004, as amended by Form 10-K/A-1 on June 21, 2005;

2.    Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as amended by Form 10-Q/A-1 on June 24, 2005;

3.    Our Current Reports on Form 8-K, filed February 4, 2005, February 22, 2005, March 2, 2005, May 4, 2005 and May 12, 2005;

4.    Our Report on Form 10-Q/A filed March 15, 2005 for the period ended June 30, 2003 and our Report on Form 10-Q/A filed March 16, 2005 for the period ended March 31, 2004; and

5.    Our Registration Statement on Form 8-B, filed May 6, 1983, which contains a description of our capital stock.

This prospectus incorporates business and financial information about us that is not included in or delivered with the document. The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information that is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

We will furnish without charge to you, on written or oral request, a copy of any or all of the above documents, other than exhibits to such documents that are not specifically incorporated by reference therein. You should direct any requests for documents to our principal executive offices at Investor Relations, Hecla Mining Company, 6500 North Mineral Drive, Suite 200, Coeur d’Alene, Idaho 83815-9408, (208) 769-4100.

Forward Looking Statements

This prospectus includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects, and opportunities. Forward-looking statements in this prospectus (including information incorporated by reference) are intended to be covered by the safe harbor provided under Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act, as amended. We have tried to identify these forward-looking statements by using words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “estimate,” “forecast,” and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties, and other factors that could cause our actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to:

•	metals prices and price volatility;

•	amount of metals production;

•	costs of production;

•	mining risks and hazards;

•	risks inherent in foreign operations;

•	remediation, reclamation, and environmental costs;

•	regulatory matters;

•	the results or settlements of pending litigation;

•	cash flow;

•	currency fluctuations;

•	employee relations;

•	reserve estimates;

•	the nature and availability of financing; and

•	project development risks.

See “Risk Factors” for a description of these and other factors. Other matters, including unanticipated events and conditions, also may cause our actual future results to differ materially from these forward-looking statements. Projections have been prepared based on internal budgets and assumptions that we believe to be reasonable, but not in accordance with accounting principles generally accepted in the United States of America or any guidelines of the SEC. Actual results may vary, perhaps materially. We cannot assure you that our expectations will prove to be correct. In addition, all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements mentioned above. You should not place undue reliance on these forward-looking statements. All of these forward-looking statements are based on our expectations as of the date of this prospectus. Except as required by federal securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Risk Factors

An investment in our securities involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this prospectus before purchasing any of our securities. In addition to historical information, the information in this prospectus contains forward-looking statements about our future business and performance. Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address some of the factors that may affect our future operating results and financial performance.

The following risks and uncertainties, together with the other information set forth in this prospectus, should be carefully considered by current and future investors in our securities. Any of the following risks could materially adversely affect our business, financial condition or operating results and could negatively impact the value of our common and/or preferred stock.

Although we had gross profit in 2004, 2003 and 2002, and net income in 2002, we had a net loss in each of 2004 and 2003 and there can be no assurance that our operations will be profitable in the future.

For the years ended December 31, 2004, 2003 and 2002, we reported gross profits of $37.4 million, $35.0 million and $23.7 million, respectively, primarily due to increased production of silver and gold and higher metals prices. In 2004 and 2003, we reported net losses of $6.1 million and $6.0 million, respectively, primarily due to non-cash provisions for future environmental and reclamation costs ($9.2 million and $23.1 million, respectively) and increases in exploration expenditures ($6.4 million and $4.4 million, respectively) and increased pre-development expenditures ($2.8 million and $0.7 million, respectively). In 2002, we reported net income of $8.6 million.

Many of the factors affecting our operating results are beyond our control, including gold, silver, zinc and lead prices, expectations with respect to the rate of inflation, the relative strength of the United States dollar and certain other currencies, interest rates, global or regional political or economic policies, developments, and crises, global or regional demand, governmental regulations, smelter operations and costs, continuity of orebodies, speculation and sales by central banks and other holders and producers of gold and silver in response to these factors. We cannot foresee whether our operations will continue to generate sufficient revenue in order for us to generate net cash provided from operating activities. While silver and gold prices have improved during the last three years and the prices of lead and zinc have improved during the last two years, there can be no assurance such prices will continue at or above current levels.

We are currently involved in ongoing litigation that may adversely affect us.

There are several ongoing lawsuits in which we are involved. If any of these cases result in a substantial monetary judgment against us, is settled on unfavorable terms, or impacts our future operations, our results of operations, financial condition and cash flows could be materially adversely affected. For example, we may ultimately incur environmental remediation costs substantially in excess of the amounts we have accrued and the plaintiffs in environmental proceedings may be awarded substantial damages (which costs and damages we may not be able to recover from our insurers).

Bunker Hill Superfund Site

In 1994, we, as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), entered into a consent decree with the Environmental Protection Agency (“EPA”) and the State of Idaho, concerning environmental remediation obligations at the Bunker Hill Superfund site located in the Kellogg, Idaho area. The 1994 Consent Decree (the “1994 Decree”) settled our response-cost responsibility under CERCLA at the Bunker Hill 21-square mile site. In August 2000, Sunshine Mining and Refining Company, which was also a party to the 1994 Decree, filed for Chapter 11 bankruptcy and in January 2001, the Federal District Court approved a new Consent Decree between Sunshine, the U.S. Government and the Coeur d’Alene Indian Tribe which settled Sunshine’s environmental liabilities in the Coeur d’Alene Basin lawsuits described below and released Sunshine from further obligations under the 1994 Decree.

In response to a request by us and ASARCO Incorporated, the United States Federal District Court in Idaho, having jurisdiction over the 1994 Decree, issued an Order in September 2001 that the 1994 Decree should be modified in light of a significant change in factual circumstances not reasonably anticipated by the mining companies at the time they signed the 1994 Decree. In its Order, the Court reserved the final ruling on the appropriate modification to the 1994 Decree until after the issuance by the EPA of a Record of Decision (“ROD”) on the Basin-wide Remedial Investigation/Feasibility Study.

The EPA issued the ROD on the Basin in September 2002, proposing a $359 million Basin clean-up plan to be implemented over 30 years. The ROD also establishes a review process at the end of the 30-year period to determine if further remediation would be appropriate. Based on the 2001 Order issued by the Court, in April 2003, we requested the Court release Hecla and ASARCO from future work under the 1994 Decree within the Bunker Hill site. On November 18, 2003, the Idaho Federal District Court issued its order on ASARCO’s and our request for final relief on the motion to modify the 1994 Decree. The Court held that we and ASARCO were entitled to a reduction of $7.0 million from the remaining work or costs under the 1994 Decree. Pursuant to the Court’s order, the parties to the 1994 Decree have negotiated an agreement for crediting this reduction against the government’s past cost claims and future work and payments under the 1994 Decree. In January 2004, both the United States and the State of Idaho filed notice of their appeal of the Federal District Court’s order modifying the 1994 Consent Decree.

On February 2, 2003, ASARCO entered into a Consent Decree with the United States relating to a transfer of certain assets to its parent corporation, Grupo Mexico, S.A. de C.V. The Consent Decree also addresses ASARCO’s environmental liabilities on a number of sites in the United States, including the Bunker Hill site. The provisions of the Consent Decree could limit ASARCO’s annual obligation at the Bunker Hill site through 2005.

As of December 31, 2004, we have estimated and accrued a liability for remedial activity costs at the Bunker Hill site of $4.5 million, which are anticipated to be made over the next three to four years. Although we believe the accrual is adequate based upon our current estimates of aggregate costs, it is reasonably possible that our estimate may change in the future due to the assumptions and estimates inherent in the accrual.

Coeur d’Alene River Basin Environmental Claims

Coeur d’Alene Indian Tribe Claims

In July 1991, the Coeur d’Alene Indian Tribe brought a lawsuit, under CERCLA, in Idaho Federal District Court against us, ASARCO and a number of other mining companies asserting claims for damages to natural resources downstream from the Bunker Hill site over which the Tribe alleges some ownership or control. The Tribe’s natural resource damage litigation has been consolidated with the United States’ litigation described below. Because of various bankruptcies and settlements of other defendants, we are the only remaining defendant in the Tribe’s Natural Resource Damages case.

U.S. Government Claims

In March 1996, the United States filed a lawsuit in Idaho Federal District Court against certain mining companies that conducted historic mining operations in the Silver Valley of northern Idaho, including us. The lawsuit asserts claims under CERCLA and the Clean Water Act and seeks recovery for alleged damages to or loss of natural resources located in the Coeur d’Alene River Basin in northern Idaho for which the United States asserts it is the trustee under CERCLA. The lawsuit claims that the defendants’ historic mining activity resulted in releases of hazardous substances and damaged natural resources within the Basin. The suit also seeks declaratory relief that we and other defendants are jointly and severally liable for response costs under CERCLA for historic mining impacts in the Basin outside the Bunker Hill site. We have asserted a number of defenses to the United States’ claims.

As discussed above, in May 1998, the EPA announced that it had commenced a Remedial Investigation/Feasibility Study under CERCLA for the entire Basin, including Lake Coeur d’Alene, in support of its response cost claims asserted in its March 1996 lawsuit. In October 2001, the EPA issued its proposed clean-up plan for the Basin. The EPA issued the ROD on the Basin in September 2002, proposing a $359 million Basin clean-up plan to be implemented over 30 years. The ROD also establishes a review process at the end of the 30-year period to determine if further remediation would be appropriate.

During 2000 and into 2001, we were involved in settlement negotiations with representatives of the U.S. Government and the Coeur d’Alene Indian Tribe. We also participated with certain of the other defendants in the litigation in a State of Idaho-led settlement effort. In August 2001, we entered into a now terminated Agreement in Principle with the United States and the State of Idaho to settle the governments’ claims for natural resource damages and clean-up costs related to the historic mining practices in the Coeur d’Alene Basin in northern Idaho. In August 2002, because the parties were making no progress toward a final settlement under the terms of the Agreement in Principle, the United States, the State of Idaho and we agreed to discontinue utilizing the Agreement in Principle as a settlement vehicle. However, we may participate in further settlement negotiations with the United States, the State of Idaho and the Coeur d’Alene Indian Tribe in the future.

The first phase of the trial commenced on the consolidated Coeur d’Alene Indian Tribe’s and the United States’ claims in January 2001, and was concluded in July 2001. The first phase of the trial addressed the extent of liability, if any, of the defendants and the allocation of liability among the defendants and others, including the U.S. Government. In September 2003, the Court issued its Phase I ruling, holding that we have some liability for Coeur d’Alene Basin environmental conditions. The Court refused to hold the defendants jointly and severally liable for historic tailings releases and instead allocated a 31% share of liability to us for impacts resulting from these releases. The portion of damages, past costs and clean-up costs to which this 31% applies, other cost allocations applicable to us and the Court’s determination of an appropriate clean-up plan will be addressed in the Phase II trial. The Court also left for the Phase II trial issues on the deference, if any, to be afforded the Government’s clean-up plan. The Court has scheduled the second phase of the trial to begin during January, 2006.

The Court also found that while certain Basin natural resources had been injured, “there has been an exaggerated overstatement” by the plaintiffs of Basin environmental conditions and the mining impact. The Court also significantly limited the scope of the trustee plaintiffs’ resource trusteeship and will require proof in the Phase II trial of the trustees’ percentage of trusteeship in co-managed resources. The U.S. Government and the Coeur d’Alene Tribe are re-evaluating their claims for natural resource damages for the Phase II trial. Although we believe, because of the actions of the Court described above, we have limited liability for natural resource damages, such claims may be in the range of $2.0 billion and $3.4 billion. Because of a number of factors relating to the quality and uncertainty of the U.S. Government’s and Tribe’s natural resources damage claims, we are currently unable to estimate any liability or range of liability for these claims.

In expert reports exchanged with the defendants in August and September 2004, the U.S. Government claimed to have incurred approximately $87 million for past environmental study, remediation and legal costs associated with the Coeur d’Alene Basin for which it is alleging it is entitled to reimbursement in the Phase II trial. A portion of these costs is also included in the work to be done under the ROD. With respect to the U.S. Government’s past cost claims, we have determined a potential range of liability between $5.6 million and $13.6 million, with no amount in the range being more likely than any other amount. At September 30, 2004, we recorded an accrual for the U.S. Government past cost claim of $5.6 million.

The Phase II trial has been scheduled by the court to begin in January, 2006. Two of the defendant mining companies, Coeur d’Alene Mines Corporation and Sunshine Mining and Refining Company, settled their liabilities under the litigation during the first quarter of 2001. We and ASARCO are the only defendants remaining in the United States’ litigation.

Although the U.S. Government has previously issued its ROD proposing a clean-up plan totaling approximately $359 million and the U.S. Government’s past cost claim is $87 million, based upon the Court’s prior orders, including its September 2003 order and other factors and issues to be addressed by the Court in the Phase II trial, we currently estimate, including the September 2004 accrual of $5.6 million for past response costs, the range of our potential liability for both past costs and remediation (but not natural resource damages as discussed above) in the Basin to be $23.6 million to $72.0 million, with no amount in the range being more likely than any other number at this time. Based upon generally accepted accounting principles, we have accrued the minimum liability within this range, which at December 31, 2004, was $23.6 million. It is reasonably possible that our ability to estimate what, if any, additional liability we may have relating to the Coeur d’Alene Basin may change in the future depending on a number of factors, including information obtained or developed by us prior to the Phase II trial, any interim court determinations and the outcome of the Phase II trial.

Class Action Litigation

On January 7, 2002, a class action complaint was filed in the Idaho District Court, County of Kootenai, against several corporate defendants, including Hecla. We were served with the complaint on January 29, 2002. The complaint seeks certification of three plaintiff classes of Coeur d’Alene Basin residents and current and former property owners to pursue three types of relief: various medical monitoring programs, real property remediation and restoration programs, and damages for diminution in property value, plus other damages and costs they allege resulted from historic mining and transportation practices of the defendants in the Coeur d’Alene Basin. On August 18, 2004, the District Court of Kootenai County issued its Opinion and Order with respect to a number of Summary Judgment Motions filed by the defendants in the litigation. In the Order, the Judge dismissed all of the plaintiff’s claims against the defendants, asserting that in each case the applicable statute of limitations had been exceeded prior to filing the lawsuit. The Court held that Hecla Mining Company had completely ceased discharging mill tailings into the South Fork of the Coeur d’Alene River in 1968 and that all mill tailings were deposited on lands within ten years of that date or by 1978. The Court stated that the action was brought in 2002, and the four-year statute of limitations had expired. Therefore, the Court held that the lawsuit against us was time barred. In September 2004, the plaintiffs filed a Notice of Appeal, appealing the District Court’s dismissal decision to the Idaho Supreme Court. On December 13, 2004 the Idaho Supreme Court, pursuant to a stipulation among the parties, dismissed the appeal and ordered each party to bear its own costs and attorney fees.

Insurance Coverage Litigation

In 1991, we initiated litigation in the Idaho District Court, County of Kootenai, against a number of insurance companies that provided comprehensive general liability insurance coverage to us and our predecessors. We believe the insurance companies have a duty to defend and indemnify us under their policies of insurance for all liabilities and claims asserted against us by the EPA and the Tribe under CERCLA related to the Bunker Hill site and the Coeur d’Alene Basin in northern Idaho. In 1992, the Idaho State District Court ruled that the primary insurance companies had a duty to defend us in the Tribe’s lawsuit. During 1995 and 1996, we entered into settlement agreements with a number of the insurance carriers named in the litigation. We have received a total of approximately $7.2 million under the terms of the settlement agreements. Thirty percent of these settlements were paid to the EPA to reimburse the U.S. Government for past costs under the 1994 Decree. Litigation is still pending against one insurer with trial suspended until the underlying environmental claims against us are resolved or settled. The remaining insurer in the litigation, along with a second insurer not named in the litigation, is providing us with a partial defense in all Basin environmental litigation. As of December 31, 2004, we have not reduced our accrual or recorded a receivable for reclamation and closure costs to reflect the receipt of any potential insurance proceeds.

Independence Lead Mines Litigation

In March 2002, Independence Lead Mines Company (“Independence”), the holder of a net 18.52% interest in the Gold Hunter or DIA unitized area of the Lucky Friday unit, notified us of certain alleged defaults by us under the 1968 lease agreement between the unit owners (Independence and us under the terms of the 1968 DIA Unitization Agreement) as lessors and defaults by us as lessee and operator of the properties. We are a net 81.48% interest holder under these Agreements. Independence alleged that we violated the “prudent operator obligations” implied under the lease by undertaking the Gold Hunter project and violated certain other provisions of the Agreement with respect to milling equipment and calculating net profits and losses. Under the lease agreement, we have the exclusive right to manage, control and operate the DIA properties, and our decisions with respect to the character of work are final. In June 2002, Independence filed a lawsuit in Idaho State District Court seeking termination of the lease agreement and requesting unspecified damages. Trial of the case occurred from March 23 through April 1, 2004. On July 19, 2004, the Court issued a decision that found in our favor on all issues and subsequently awarded us approximately $0.1 million in attorney fees and certain costs, which Independence has paid. On August 10, 2004, Independence filed its Notice of Appeal that is currently pending before the Supreme Court of Idaho. We believe that we have complied in all material respects with all of our obligations under the 1968 lease agreement, and intend to continue defending our right to operate the property under the lease agreement.

Nevada Litigation – Hollister Development Project

In April 2005, Hecla and our wholly owned subsidiary, Hecla Ventures Corporation, filed a lawsuit in Elko County, Nevada against our co-participants, Great Basin Gold Ltd. and Rodeo Creek Gold Inc., to resolve contractual disagreements involving our Earn-In Agreement (“Agreement”) dated August 2, 2002, for the Hollister Development Project located in northern Nevada. Under the agreement, we can earn a fifty percent (50%) participating interest by completing the first stage of a two-stage exploration and development project with total estimated expenditures of $21.8 million and either completing stage two or funding the second stage by making a payment of $21.8 million less expenditures incurred during stage one. The lawsuit seeks a declaration of our rights that: 1) the operative program and budget is the 2004-05 Program and Budget rather than the initial program and budget prepared as part of the agreement; 2) the term of the agreement should be extended for at least six months because we were unable to access an area of the site owned by a third party that delayed commencement of ground activities for several months; and 3) all costs incurred and to be incurred under the 2004-05 Program and Budget reduce dollar-for-dollar the $21.8 million required to vest our participating interest in the project.

Although there can be no assurance as to the course of and outcome of this proceeding, we believe the lawsuit will not adversely affect progress on the project and an adverse ruling will not have a material adverse effect on our financial condition.

Citizens Suit Litigation

On May 5, 2005, the Wason Ranch Corporation filed a complaint in federal district court in Denver, Colorado against Hecla Mining Company, Barrick Goldstrike Mines Inc., Chevron USA Inc. and Chevron Resources Company (collectively “Defendants”) for alleged violations of two federal environmental statutes, the Resource Conservation and Recovery Act (RCRA) and the Clean Water Act (CWA). The complaint alleges that the Defendants are past and present owners and operators of mines and associated facilities located in Mineral County near Creede, Colorado and such operations have released pollutants into the environment in violation of the RCRA and CWA. The lawsuit seeks injunctive relief to abate the alleged harm and an unspecified amount of civil penalties for the alleged violations. We intend to vigorously defend the lawsuit.

Mexico Litigation

In Mexico, our wholly owned subsidiary, Minera Hecla, S.A. de C.V., was involved in litigation in Mexico City concerning a lien on certain major components of the Velardeña mill that predated the sale of the mill to Minera Hecla. At the time of the purchase, the lien amount was believed to be approximately $590,000, which was deposited by the prior owner of the mill with the Court. In January 2003, Minera Hecla deposited $145,000, which represented the amount of accrued interest since the date of sale, and the Court in Mexico City canceled the lien. In September 2003, the lien holder filed the last in a series of unsuccessful appeals before a federal appeals court in Mexico City. In February 2004, the federal appeals court in Mexico City upheld the lower court decisions that the lien had been canceled. We believe that the lien has been fully satisfied and the lien holder has exhausted all appeals.

Minera Hecla is also involved in other litigation in state and federal courts located within the State of Durango, Mexico, concerning the Velardeña mill. In October 2003, representatives from Minera William, S.A. de C.V. (an affiliate of the prior owner of the Velardeña mill and subsidiary of ECU Silver Mining, a Canadian company) presented to Minera Hecla court documents from a state court in Durango, Mexico, that purported to award custody of the mill to Minera William to satisfy an alleged unpaid debt by the prior owner. Minera Hecla was not a party to and did not have any notice of the legal proceeding in Durango. In October 2003, Minera Hecla obtained a temporary restraining order from a federal court in Durango to preserve our possession of the mill. In February 2004, Minera Hecla obtained a permanent restraining order that prohibits further interference with our operation and possession of the mill. Minera William appealed that decision and on March 8, 2005 the Federal Court of Appeals in the City and State of Durango upheld the lower court decision in favor of the Company. We believe the claim of Minera William is without merit and it has no right to any portion of the Velardeña mill. We intend to zealously defend our ownership interest.

The court proceedings discussed above do not affect Minera Hecla’s San Sebastian mine, located approximately 65 miles from the Velardeña mill. The above-mentioned dispute could result in future disruption of operations at the Velardeña mill. Although there can be no assurance as to the outcome of these proceedings, we believe an adverse ruling will not have a material adverse effect on our financial condition.

Venezuela Litigation

In February 2004, the Venezuelan National Guard impounded a shipment of approximately 5,000 ounces of gold dore produced from the La Camorra unit, which is owned and operated by our wholly owned subsidiary, Minera Hecla Venezolana, C.A. (“MHV”). The impoundment was allegedly made due to irregularities in documentation that accompanied the shipment. That shipment was stored at the Central Bank of Venezuela. In March 2004, we filed with the Superior Tax Court in Bolivar City, State of Bolivar an injunction action against the National Guard to release the impounded gold dore. In April 2004, that Court granted our request for an injunction, but conditioned release of the gold pending resolution of an unrelated matter (described in the following paragraph) involving the Venezuelan tax authority (“SENIAT”) that was proceeding in the Superior Tax Court in Caracas. In June 2004, the Superior Tax Court in Caracas ordered return of the impounded gold to Hecla. Although we encountered difficulties, delays, and costs in enforcing such order, the impounded gold was returned to us in July 2004 and was shipped to our refiner for further processing and sale by us. All subsequent shipments of gold dore have been exported without intervention by Venezuelan government authorities, but there can be no assurance that such impoundments may not occur in the future or, that, if such were to occur, they would be resolved in a similar manner or time frame or upon acceptable conditions or costs.

MHV is also involved in litigation in Venezuela with SENIAT concerning alleged unpaid tax liabilities that predate our purchase of the La Camorra unit from Monarch Resources (“Monarch”) in 1999. Pursuant to our Purchase Agreement, Monarch has assumed defense of and responsibility a pending tax case in the Superior Tax Court in Caracas. In April 2004, SENIAT filed with the Third Superior Tax Court in Bolivar City, State of Bolivar an embargo action against all of MHV’s assets in Venezuela to secure the alleged unpaid tax liabilities. In order to prevent the embargo, in April 2004, MHV made a cash deposit with the Court of approximately $4.3 million. In June 2004, the Superior Tax Court in Caracas ordered suspension and revocation of the embargo action filed by the SENIAT. Although we believe the cash deposit will continue to prevent any further action by SENIAT with respect to the embargo, there can be no assurances as to the outcome of this proceeding. If the tax court in Caracas or an appellate court were to subsequently award SENIAT its entire requested embargo, it could disrupt our operations in Venezuela and have a material adverse effect on our financial condition.

Other Litigation

We are subject to other legal proceedings and claims not disclosed above which have arisen in the ordinary course of our business and have not been finally adjudicated. Although there can be no assurance as to the ultimate disposition of these other matters, it is the opinion of our management that the outcome of these other proceedings will not have a material adverse effect on our financial condition.

Our earnings may be affected by metals price volatility.

The majority of our revenue is derived from the sale of silver, gold, lead and zinc and, as a result, our earnings are directly related to the prices of these metals. Silver, gold, lead and zinc prices fluctuate widely and are affected by numerous factors including expectations for inflation; speculative activities; relative exchange rates of the U.S. dollar; global and regional demand and production; political and economic conditions; and production costs in major producing regions. Our earnings are also affected by contract terms we established at inception of the contract with custom smelters to which we sell our product concentrates.

These factors are beyond our control and are impossible for us to predict. If the market prices for these metals fall below our cash and development costs to produce them for a sustained period of time, we will experience losses and may have to discontinue development or mining at one or more of our properties. In addition, if prices fall below our total costs, we may face asset write-downs.

In the past, we have used limited hedging techniques to reduce our exposure to price volatility, but we may not be able to do so in the future. See “Our hedging activities could expose us to losses.”

The following table sets forth the average daily closing prices of the following metals for 1985, 1990, 1995, 2000 and each year thereafter through 2005.

	1985	1990	1995	2000	2001	2002	2003	2004	2005*
Silver (1)	$ 6.14	$ 4.82	$ 5.19	$ 5.00	$ 4.36	$ 4.63	$ 4.91	$ 6.69	$ 7.09
(per oz.)
Gold (2)	317.26	383.46	384.16	279.03	272.00	309.97	363.51	409.21	427.24
(per oz.)
Lead (3)	0.18	0.37	0.29	0.21	0.22	0.21	0.23	0.40	0.45
(per lb.)
Zinc (4)	0.36	0.69	0.47	0.51	0.40	0.35	0.38	0.48	0.59
(per lb.)

_________________

(1)    Handy & Harman
(2)    London Final
(3)    London Metals Exchange — Cash
(4)    London Metals Exchange — Special High Grade – Cash

* Through June 30 , 2005.

On July 20 , 2005, the closing prices for silver, gold, lead and zinc were $7.07 per ounce, $422.00 per ounce, $0.38 per pound and $0.54 per pound, respectively.

Our operations may be adversely affected by risks and hazards associated with the mining industry.

Our business is subject to a number of risks and hazards including:

•	environmental hazards;

•	political and country risks;

•	civil unrest or terrorism;

•	industrial accidents;

•	labor disputes;

•	unusual or unexpected geologic formations;

•	cave-ins;

•	explosive rock failures; and

•	flooding and periodic interruptions due to inclement or hazardous weather conditions.

Such risks could result in:

•	damage to or destruction of mineral properties or producing facilities;

•	personal injury or fatalities;

•	environmental damage;

•	delays in mining;

•	monetary losses; and

•	legal liability.

For some of these risks, we maintain insurance to protect against these losses at levels consistent with our historical experience and industry practice. However, we may not be able to maintain this insurance, particularly if there is a significant increase in the cost of premiums. Insurance against environmental risks is generally either unavailable or too expensive for us and other companies in our industry, and, therefore, we do not maintain environmental insurance. To the extent we are subject to environmental liabilities, we would have to pay for these liabilities. Moreover, in the event that we are unable to fully pay for the cost of remedying an environmental problem, we might be required to suspend operations or enter into other interim compliance measures.

Our foreign operations, including our operations in Venezuela and Mexico, are subject to additional inherent risks.

We currently conduct significant mining operations and exploration projects in Venezuela and Mexico. We anticipate that we will continue to conduct significant operations in these and possibly other international locations in the future. Because we conduct operations internationally, we are subject to political and economic risks such as:

•	the effects of local political, labor and economic developments and unrest;

•	significant or abrupt changes in the applicable regulatory or legal climate;

•	exchange controls and export or sale restrictions;

•	currency fluctuations and repatriation restrictions;

•	invalidation of governmental orders, permits, or agreements;

•	corruption, demands for improper payments, expropriation, and uncertain legal enforcement and physical security;

•	fuel or other shortages;

•	taxation and laws or policies of foreign countries and the United States affecting trade, investment and taxation; and

•	civil disturbances, war, and terrorist actions.

Consequently, our exploration, development and production activities outside of the United States may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations.

We have recorded value added taxes paid in Venezuela and Mexico as recoverable assets because under local laws, the taxes paid are recoverable for exporters. At December 31, 2004, value added tax receivables totaled $7.4 million in Venezuela (net of a reserve for anticipated discounts totaling $1.9 million) and $2.2 million in Mexico. Management periodically evaluates the recoverability of these receivables and establishes a reserve for uncollectibility, if warranted. It is possible we will not recover the full amount owed to us by the Venezuelan and Mexican tax authorities.

In February 2005, Venezuela’s Basic Industries Minister announced that Venezuela will review all foreign investments in non-oil basic industries, including gold projects, to maximize technological and developmental benefits and align investments with the current administration’s social agenda. He indicated Venezuela is seeking transfers of new technology, technical training and assistance, job growth, greater national content, and creation of local downstream industries and that the transformation would require a fundamental change in economic relations with major multinational companies.

In February 2004, the Venezuelan National Guard impounded a shipment of approximately 5,000 ounces of gold dore produced from the La Camorra unit, which is owned and operated by our wholly owned subsidiary, Minera Hecla Venezolana, C.A. (“MHV”). The impoundment was allegedly made due to irregularities in documentation that accompanied the shipment. The shipment was stored at the Central Bank of Venezuela. In March 2004, we filed with the Superior Tax Court in Bolivar City, State of Bolivar an injunction action against the National Guard to release the impounded gold dore. In April 2004, that Court granted our request for an injunction, but conditioned release of the gold pending resolution of an unrelated matter (described in the next paragraph) involving the Venezuelan tax authority (“SENIAT”) that was proceeding in the Superior Tax Court in Caracas. In June 2004, the Superior Tax Court in Caracas ordered return of the impounded gold to Hecla. Although we encountered difficulties, delays, and costs in enforcing such order, the impounded gold was returned in July 2004 and was shipped to our refiner for further processing and sale by us. All subsequent shipments of gold dore have been exported without intervention by Venezuelan government authorities, but there can be no assurance that such impoundments may not occur in the future or, that, if such were to occur, they would be resolved in a similar manner or time frame or upon acceptable conditions or costs.

MHV is also involved in litigation in Venezuela with SENIAT concerning alleged unpaid tax liabilities that predate our purchase of La Camorra from Monarch Resources (“Monarch”) in 1999. Pursuant to our Purchase Agreement, Monarch has assumed defense of and responsibility for a pending tax case in the Superior Tax Court in Caracas. In April 2004, SENIAT filed with the Superior Tax Court in Bolivar City, State of Bolivar an embargo action against all of MHV’s assets in Venezuela to secure the alleged unpaid tax liabilities. In order to prevent the embargo, in April 2004, MHV made a cash deposit with the Court of approximately $4.3 million. In June 2004, the Superior Tax Court in Caracas ordered suspension and revocation of the embargo action filed by the SENIAT. Although we believe the cash deposit will continue to prevent any further action by SENIAT with respect to the embargo, there can be no assurance as to the outcome of this proceeding. If the Tax Court in Caracas or an appellate court were to subsequently award SENIAT its entire requested embargo, it could disrupt our operations in Venezuela and have a material adverse effect on our financial condition.

In 2004, we were notified by the SENIAT that they had completed their audit of our Venezuelan tax returns for the years ended December 31, 2000 and December 31, 2001. We believe the SENIAT has completed its review of the tax returns for these years, although there can be no assurance that they or other Venezuelan government officials will not reassess claims or assert other adjustments for those tax years, whether or not justified.

In February 2005, we were notified by the SENIAT, that they had completed their audit of our Venezuelan tax returns for the years ended December 31, 2002 and 2003. In the notice, the SENIAT has alleged certain expenses are not deductible for income tax purposes and that calculations of tax deductions based upon inflationary adjustments were overstated, and has issued an assessment that is equal to taxes payable of $3.8 million. We have initiated a review of the SENIAT’s findings, and believe the SENIAT’s assessments are inappropriate, and we expect to vigorously defend our position. Any resolution could involve significant delay, legal proceedings, and related costs and uncertainty. We have not accrued any amounts associated with the tax audits as of December 31, 2004. There can be no assurance that we will be successful in defending ourselves against the tax assessment, that there will not be additional assessments in the future or that SENIAT or other governmental agencies or officials may not take other actions against us, whether or not justified, that could disrupt our operations in Venezuela and have a material adverse effect on our financial condition.

Venezuela experienced political unrest that resulted in a severe economic downturn in the third quarter of 2002, followed by a contested presidential recall in 2004. The Venezuelan government fixed the exchange rate of bolivares to the U.S. dollar at 2,150 bolivares to $1 on March 3, 2005, which is the exchange rate we utilized in 2004 to translate the financial statements of our Venezuelan subsidiary included in our consolidated financial statements.

In February 2005, the Venezuelan government announced new regulations concerning the export of goods and services from Venezuela, which requires, effective April 1, 2005, all goods and services to be invoiced in the currency of the country of destination or in U.S. dollars. In 2004, we recognized approximately $7.9 million in reductions to cost of sales related to our ability to export production in the currency of the country of destination. We are currently evaluating the impact of these new regulations, however, we may no longer be able to export our production in bolivares, which could result in an increase in our costs. In addition, the new regulations may impact our cash flows, our profitability of operations, and our production in Venezuela. There can be no assurance that further developments or interpretations of these regulations are limited to the impact we have described herein.

The Central Bank of Venezuela maintains regulations concerning the export of gold from Venezuela. Under current regulations, 15% of our gold production from Venezuela is required to be sold in Venezuela. Prior to our acquisition of the La Camorra mine, the previous owners had sold substantially all of the gold production to the Central Bank of Venezuela and built up a significant credit to cover the 15% requirement, which we assumed upon our acquisition. Since we began operating in Venezuela in 1999, all our production of gold has been exported and no sales have been made in the Venezuelan market. In May 2005, we applied for a waiver with the Central Bank of Venezuela on the requirement to sell 15% of our gold in country, however, the Board of Directors of the Central Bank of Venezuela have not yet reached a final determination on our request to export 100% of our gold production. On June 29, 2005, the Central Bank of Venezuela informally notified us that our past credits for local sales had been exhausted, and that we would have to withhold 15% of our production from export. As a result of the above, we may be required to sell 15% of our future gold production to either the Central Bank of Venezuela or to other customers within Venezuela. Markets within Venezuela are limited, and historically the Central Bank of Venezuela has been the primary customer of gold. There can be no assurance that the Central Bank of Venezuela will grant us a waiver on the requirement to sell 15% of our gold within Venezuela or that the Central Bank of Venezuela will purchase gold from us, and we may be required to sell gold into a limited market, which could result in lower sales and cash flows from gold as a result of discounts, or we may have to inventory a portion of our gold production until such time we find a suitable purchaser for our gold. These matters could have a material adverse effect on our financial results.

Because of the exchange controls in place and their impact on local suppliers, some supplies, equipment parts and other items we previously purchased in Venezuela have been ordered from outside the country. Increased lead times in receiving orders from outside Venezuela have continued to require an increase in supply inventory, as well as prepayments to vendors, as of December 31, 2004, compared to December 31, 2003.

In addition, our operations may also be affected by the presence of small and/or illegal miners who attempt to operate on the fringes of major mining operations. Although we, in conjunction with local authorities and/or the Venezuelan National Guard, employ strategies to control the presence and/or impact of such miners, including commencing a custom milling program in 2004 for small mining cooperatives working in the area of Mina Isidora, there can be no assurance that such miners will not adversely affect our operations or that the local authorities and/or the Venezuelan National Guard will continue to assist our efforts to control their impact.

Although we believe we will be able to manage and operate the La Camorra unit and related exploration projects successfully, due to the continued uncertainty relating to political, regulatory, legal enforcement, security and economic matters, exportation and exchange controls, and the effect of all of these on our operations including, among other things, changes in policy or demands of governmental agencies or their officials, litigation, labor stoppages and the impact on our supplies of oil, gas and other supplies, there can be no assurance we will be able to operate without interruptions to our operations.

Beginning late in the fourth quarter of 2002, Venezuela experienced a nationwide general strike that ended in February 2003. Following the general strike, the Venezuelan government implemented exchange controls on foreign currency transactions. Rules and regulations regarding the implementation of exchange controls in Venezuela have been published and periodically revised and/or updated. From February 2003 through the beginning of February 2004, the Venezuelan government-fixed exchange rate had been 1,600 bolivares to one U.S. dollar. We utilize the fixed exchange rate to translate the financial statements of our Venezuelan subsidiary included in our consolidated financial statements. On February 7, 2004, the Venezuelan government-fixed exchange rate was increased to 1,920 bolivares to one U.S. dollar. Because of the exchange controls in place and their impact on local suppliers, some supplies, equipment parts and other items previously purchased in Venezuela have been ordered outside the country. Increased lead times in receiving orders from outside Venezuela has created an increased supply inventory at December 31, 2004, compared to December 31, 2003. Due to the exchange controls in place in Venezuela, our Venezuelan operations have recognized foreign exchange gains which reduced our cost of sales by $7.9 million in 2004 and $6.3 million in 2003, due to the use of multiple exchange rates in valuing U.S. dollar denominated transactions. No such gains were recognized in 2002. As discussed above, the Venezuelan government had fixed the exchange rate of the bolivar to the U.S. dollar at 1,920 to $1 as of February 7, 2004; however, markets outside of Venezuela in 2004, reflected a devaluation of the Venezuelan currency in the range of 25% to 60%. Effective March 3, 2005 the Venezuelan government increased the exchange rate of the bolivar to the U.S. dollar to 2,150 to $1. Management is actively monitoring exchange controls in Venezuela, although there can be no assurance that the exchange controls will not further affect our operations in Venezuela in the future.

The volatility of metals prices may adversely affect our development and exploration efforts.

Our ability to produce silver and gold in the future is dependent upon our exploration success and our ability to develop new ore reserves. If prices for these metals decline, it may not be economically feasible for us to continue exploration or development on a project.

Our development of new orebodies and other capital costs may cost more and provide less return than we estimated.

Our ability to sustain or increase our current level of production of metals partly depends on our ability to develop new orebodies and/or expand existing mining operations. Before we can begin a development project, we must first determine whether it is economically feasible to do so. This determination is based on estimates of several factors, including:

•	reserves;

•	expected recovery rates of metals from the ore;

•	facility and equipment costs;

•	exploration and drilling success;

•	capital and operating costs of a development project;

•	future metals prices;

•	currency exchange and repatriation risks;

•	tax rates;

•	inflation rates;

•	political risks and regulatory climate in the foreign countries in which we operate; and

•	availability of credit.

Development projects may not have an operating history upon which to base these estimates, and these estimates are based in large part on our interpretation of geological data, a limited number of drill holes and other sampling techniques. As a result, actual cash operating costs and returns from a development project may differ substantially from our estimates as a result of which it may not be economically feasible to continue with a development project.

We have capitalized development projects that may cost more and provide less return than we estimated, including the Lucky Friday unit expansion, development of Mina Isidora and our shaft project at the La Camorra mine in Venezuela.

Our ore reserve estimates may be imprecise.

Our ore reserve figures and costs are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals. Investors are strongly cautioned not to place undue reliance on estimates of reserves. Reserves are estimates made by our technical personnel and no assurance can be given that the estimated amount of metal or the indicated level of recovery of these metals will be realized. Reserve estimation is an interpretive process based upon available data and various assumptions. Our reserve estimates, particularly those for properties that have not yet started producing, may change based on actual production experience. Further, reserves are valued based on estimates of costs and metals prices, which may not be consistent amongst our operating and non-operating properties. The economic value of ore reserves may be adversely affected by:

•	declines in the market price of the various metals we mine;

•	increased production or capital costs;

•	reduction in the grade or tonnage of the deposit;

•	increase in the dilution of the ore; or

•	reduced recovery rates.

Short-term operating factors relating to our ore reserves, such as the need to sequentially develop orebodies and the processing of new or different ore grades, may adversely affect our cash flow. We may use forward sales contracts and other hedging techniques to partially offset the effects of a drop in the market prices of the metals we mine. However, if the prices of metals that we produce decline substantially below the levels used to calculate reserves for an extended period, we could experience:

•	delays in new project development;

•	net losses;

•	reduced cash flow;

•	reductions in reserves; and

•	possible write-down of asset values.

Our mineral exploration efforts may not be successful.

We must continually replace ore reserves depleted by production or eliminated by recalculation of reserves. Our ability to expand or replace ore reserves depends on the success of our exploration program. Mineral exploration, particularly for silver and gold, is highly speculative. It involves many risks and is often nonproductive. Even if we believe we have found a valuable mineral deposit, it may be several years before production is possible. During that time, it may become no longer feasible to produce those minerals for economic, regulatory, political, or other reasons. Establishing ore reserves requires us to make substantial capital expenditures and, in the case of new properties, to construct mining and processing facilities. As a result of these costs and uncertainties, we may not be able to expand or replace our existing ore reserves as they are depleted by current production or eliminated by recalculation of reserves.

Our joint development and operating arrangements may not be successful.

We often enter into joint venture arrangements in order to share the risks and costs of developing and operating properties. For instance, we are currently operating our Greens Creek unit and developing the Hollister Development Project under a joint-venture arrangement. In a typical joint-venture arrangement, we own a percentage of the assets in the joint-venture. Under the agreement governing the joint-venture relationship, each party is entitled to indemnification from each other party and is only liable for the liabilities of the joint-venture in proportion to its interest in the joint-venture. However, if a party fails to perform its obligations under the joint-venture agreement, we could incur losses in excess of our pro-rata share of the joint-venture. In the event any party so defaults, the joint-venture agreement provides certain rights and remedies to the remaining participants, including the right to sell the defaulting party’s interest and use the proceeds to satisfy the defaulting party’s obligations. Although we are involved in litigation regarding our Hollister Development Project joint-venture, we currently believe that our joint-venture partners will meet their obligations. See “Nevada Litigation – Hollister Development Project” under “Risk Factors – We are currently involved in ongoing litigation that may adversely affect us” above for more information regarding joint-venture litigation.

We face strong competition from other mining companies for the acquisition of new properties.

Mines have limited lives and as a result, we continually seek to replace and expand our reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in the United States and other areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable.

The titles to some of our properties may be defective.

Unpatented mining claims constitute a significant portion of our undeveloped property holdings. The validity of these unpatented mining claims is often uncertain and may be contested. In accordance with mining industry practice, we do not generally obtain title opinions until we decide to develop a property. Therefore, while we have attempted to acquire satisfactory title to our undeveloped properties, some titles may be defective.

Our ability to market our metals production may be affected by disruptions or closures of custom smelters and/or refining facilities.

We sell substantially all of our metallic concentrates to custom smelters, with our dore bars sent to refiners for further processing before being sold to metal traders. Due to the availability of alternative refiners able to supply the necessary services, we do not believe that the loss of any of our refiners would have an adverse effect on our business. However, if our ability to sell concentrates to our contracted smelters becomes unavailable to us, it is possible our operations could be adversely affected.

Britannia Zinc historically had been the largest custom smelter of Greens Creek bulk concentrate. During 2003, we were informed that our contract with Britannia Zinc would not be renewed and as a result, we began to sell our bulk concentrates to two customers, Glencore and Mitsui. In September 2003, we were informed that Glencore’s Porto Vesme Smelter would be shut down for a twelve-month period due to contractual power problems with the Italian government. This situation continued through 2004 and is expected to continue for the foreseeable future, although in 2004, the joint venture partners were successful in placing concentrates with new customers, as well as reducing the production of bulk concentrate. While this effort has been successful in mitigating the impact of this situation, it is possible our Greens Creek operations and our financial results could be affected adversely in the future.

Our operations are subject to currency fluctuations.

Because our products are sold in world markets in United States dollars, currency fluctuations may affect cash flow we realize from our operations. Exchange controls could require us to sell our products in a currency other than United States dollars, or may require us to convert United States dollars into foreign currency. Foreign exchange fluctuations may materially adversely affect our financial performance and results of operations. In addition, in order to operate in Venezuela, we purchase Venezuelan bolivares. As the availability of foreign exchange brokers that trade Venezuelan currency is limited, we may experience difficulty purchasing bolivares in the future, which would adversely affect our operations in that country. See above risk titled “Our foreign operations, including our operations in Venezuela and Mexico, are subject to additional inherent risks.”

We are required to obtain governmental and lessor approvals and permits in order to conduct mining operations.

In the ordinary course of business, mining companies are required to seek governmental and lessor approvals and permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental protection permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a unit(s).

We face substantial governmental regulation and environmental risks.

Our business is subject to extensive U.S. and foreign federal, state and local laws and regulations governing development, production, labor standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters. We have been, and are currently involved in lawsuits in which we have been accused of causing environmental damage or otherwise violating environmental laws, and we may be subject to similar lawsuits in the future. See “We are currently involved in ongoing litigation that may adversely affect us.” New legislation and regulations may be adopted at any time that result in additional operating expense, capital expenditures or restrictions and delays in the mining, production or development of our properties.

We maintain reserves for costs associated with mine closure, reclamation of land and other environmental matters. At March 31, 2005, our reserves for these matters totaled $74.7 million. We anticipate we will make expenditures relating to these reserves over the next 30 years. We have included in our reclamation reserves our estimate of liabilities, including an estimate for the Coeur d’Alene Basin in Idaho, which is currently in litigation. We estimate that the range of our potential liability for this site to be $23.6 million to $72.0 million. We have accrued the $23.6 million minimum of the range as we believe no amount in the range is more likely than any other number at this time. Future expenditures related to closure, reclamation and environmental expenditures are difficult to estimate due to:

•	the early stage of our investigation;

•	the uncertainties relating to the costs and remediation methods that will be required in specific situations;

•	the possible participation of other potentially responsible parties; and

•	changing environmental laws, regulations and interpretations.

It is possible that, as new information becomes available, changes to our estimates of future closure, reclamation and environmental contingencies could materially adversely affect our future operating results.

Various laws and permits require that financial assurances be in place for certain environmental and reclamation obligations and other potential liabilities. We currently have in place such financial assurances in the form of surety bonds and cash deposits. As of December 31, 2004, restricted investments included approximately $7.3 million as collateral for the surety bonds and cash deposits for financial assurances of $8.6 million, including $7.9 million at Greens Creek as discussed below.

During the third quarter of 2003, the parties to the Greens Creek joint venture determined it would be necessary to replace existing surety requirements via the establishment of a restricted trust for reclamation funding in the future. Approximately $26.6 million was placed into restricted cash in 2004, and we have recorded our 29.73% portion of approximately $7.9 million as restricted cash on our Consolidated Balance Sheet as of December 31, 2004. During the third quarter of 2005 it is expected that the restricted cash bond will be increased by $8 million, of which our share will be increased by $2.4 million.

The amount of the financial assurances and the amount required to be set aside by us as collateral for these financial assurances are dependent upon a number of factors, including our financial condition, reclamation cost estimates, inflation, development of new projects and the total dollar value of financial assurances in place. There can be no assurance that we will be able to maintain or add to our current level of financial assurances.

From time to time, the U.S. Congress considers proposed amendments to the General Mining Law of 1872, as amended, which governs mining claims and related activities on federal lands. There was no significant activity with respect to mining law reform in Congress during 2004 or during the first and second quarters of 2005. The extent of any such future changes is not known and the potential impact on us as a result of Congressional action is difficult to predict. Although a majority of our existing U.S. mining operations occur on private or patented property, changes to the General Mining Law, if adopted, could adversely affect our ability to economically develop mineral resources on federal lands.

Management’s Report on Internal Control over Financial Reporting has disclosed material weaknesses.

Beginning in 2005, Section 404 of the Sarbanes-Oxley Act of 2002 (“the Act”) requires the Company to include an internal control report of management in its Annual Report on Form 10-K. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of its most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (4) a statement that the Company’s independent auditors have issued an attestation report on management’s assessment of internal control over financial reporting. Management acknowledges its responsibility for internal controls over financial reporting and seeks to continually improve those controls. In addition, in order to achieve compliance with Section 404 of the Act within the prescribed period, the Company has been engaged in a process to document and evaluate its internal controls over financial reporting. In this regard, management has dedicated internal resources, engaged outside consultants and adopted a work plan to (i) assess and document the adequacy of internal control over financial reporting, (ii) take steps to improve control processes where appropriate, (iii) validate through testing that controls are functioning as documented and (iv) implement a continuous reporting and improvement process for internal control over financial reporting. The Company believes its process for documenting, evaluating and monitoring its internal control over financial reporting is consistent with the objectives of Section 404 of the Act. During the second quarter of 2004, the Company commenced testing its internal controls. The Company’s documentation and testing to date have identified certain gaps in the design and effectiveness of internal controls over financial reporting that the Company is in the process of remediating. The Company’s auditors also commenced their audit of internal control procedures during the third quarter of 2004. Because of an ongoing strike at the Company’s Velardeña Mill, the Company and its auditors were unable to access such facility to test all internal controls at the Mill and, thus, the Company’s independent auditors have disclaimed any opinion on the Company’s internal controls. During its process, the Company identified three material weaknesses in internal controls over financial reporting, as described in “Management’s Report on Internal Controls over Financial Reporting,” included under Item 9A, Controls and Procedures of the Company’s Annual Report on Form 10-K for the period ended December 31, 2004, which is incorporated by reference in this prospectus. The existence of the above factors and circumstances create a risk that such controls might have been inadequate to prevent inaccuracies in the Company’s financial statements, which could result in costs to remediate such controls or inaccuracies in the Company’s financial statements. These factors also may create a risk that the Company may have increased difficulty or expense in transactions, such as financings, involving such financial statements or a risk of adverse reaction of those who regularly review the Company’s financial statements, including customers, vendors, shareholders, analysts, regulators, and the market generally.

Our hedging activities could expose us to losses.

From time to time, we engage in hedging activities, such as forward sales contracts and commodity put and call option contracts, to manage the metals prices received on our products and attempt to insulate our operating results from declines in those prices. While these hedging activities may protect us against low metals prices, they may also prevent us from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. As of December 31, 2004, if we closed out our existing hedge contract positions, we would have to pay our counterparties $0.9 million. In addition, we may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

Our business depends on good relations with our employees.

Certain of our employees are represented by unions. At December 31, 2004, there were 120 hourly and 26 salaried employees at the Lucky Friday unit. The United Steelworkers of America is the bargaining agent for the Lucky Friday hourly employees. The current labor agreement expires on May 1, 2009, however, it can be reopened for economic considerations on May 1, 2006.

At December 31, 2004, there were 307 hourly and 58 salaried employees at San Sebastian and the Velardeña mill. The National Mine and Mill Workers Union represents process plant hourly workers, or 60 employees, at San Sebastian. Under Mexican labor law, wage adjustments are negotiated annually and other contract terms every two years. The contract at San Sebastian is due for wage negotiation and other terms in July 2005.

In October 2004, the employees at the Velardeña mill in Mexico initiated a strike in an attempt to unionize the employees at the San Sebastian mine. On June 6, 2005 Hecla announced an agreement to resume work at the Velardeña mill. The agreement is not expected to materially impact costs or production. Mining at San Sebastian has resumed, and the mill has been restarted. Ore stockpiled during the strike is being processed. The strike impacted our production of silver and gold during the fourth quarter of 2004 and during the first and second quarters of 2005.

At December 31, 2004, there were 435 hourly and 48 salaried employees at the La Camorra mine. The hourly employees are represented by a collective bargaining agreement. The contract with respect to La Camorra will expire in October 2006.

As of December 31, 2004, there were approximately 192 hourly employees and 48 salaried employees employed in the development of Mina Isidora and exploration activities in the Block B area. The hourly employees are represented by a collective bargaining agreement that will expire in August 2006.

We anticipate that we will be able to negotiate a satisfactory contract with each union, but there can be no assurance that this can be done, or that it can be done without further disruptions to production.

We are dependent on key personnel.

We are currently dependent upon the ability and experience of our executive officers and other personnel and there can be no assurance that we will be able to retain all of such officers and employees. The loss of one or more of the officers or key employees could have a material adverse effect on our operations. We also compete with other companies both within and outside the mining industry in connection with the recruiting and retention of qualified employees knowledgeable in mining operations.

Our preferred stock has a liquidation preference of $50 per share or $7.9 million.

If Hecla Mining Company was liquidated, holders of our preferred stock would be entitled to receive approximately $7.9 million (plus any accrued and unpaid dividends) from any liquidation proceeds before holders of our common stock would be entitled to receive any proceeds.

In February 2004, we reduced the number of shares of Series B preferred stock outstanding by 273,961 shares, or 58.9%, pursuant to an exchange offer. This exchange offer allowed participating stockholders to receive 7.94 common shares for each share of preferred stock exchanged, which resulted in the issuance of a total of 2,175,237 common shares. During March 2004, we entered into privately negotiated exchange agreements with holders of approximately 17% of the then outstanding preferred stock (190,816 preferred shares) to exchange such shares for shares of common stock. A total of 33,000 preferred shares were exchanged for 260,861 common shares as a result of the privately negotiated exchange agreements. As of June 30, 2005, a total of 157,816 shares of preferred stock remain issued and outstanding, with a liquidation value of $7.9 million, plus dividends in arrears of approximately $2.3 million. In May 2005, the Board of Directors declared and set apart for payment all such dividends in arrears, which were paid, together with the regular quarterly dividend, on July 1, 2005 to holders of record as of June 16, 2005. The annual dividend payable on the preferred stock is currently $0.6 million. There can be no assurance, however, that we will continue to pay dividends in the future.

Our stockholder rights plan and provisions in our certificate of incorporation, our by-laws, and Delaware law could delay or deter tender offers or takeover attempts that may offer a premium for our common stock.

Our stockholder rights plan and provisions in our certificate of incorporation, our by-laws, and Delaware law could make it more difficult for a third party to acquire control of us, even if that transaction would be beneficial to stockholders. These impediments include:

•	the rights issued in connection with the stockholder rights plan that will substantially dilute the ownership of any person or group that acquires 15% or more of our outstanding common stock unless the rights are first redeemed by our board of directors, in its discretion. Furthermore, our board of directors may amend the terms of these rights, in its discretion, including an amendment to lower the acquisition threshold to as low as 10% of the outstanding common stock;

•	the classification of our board of directors into three classes serving staggered three-year terms;

•	the ability of our board of directors to issue shares of preferred stock with rights as it deems appropriate without stockholder approval;

•	a provision that special meetings of our board of directors may be called only by our chief executive officer or a majority of our board of directors;

•	a provision that special meetings of stockholders may only be called pursuant to a resolution approved by a majority of our entire board of directors;

•	a prohibition against action by written consent of our stockholders;

•	a provision that our board members may only be removed for cause and by an affirmative vote of at least 80% of the outstanding voting stock;

•	a provision that our stockholders comply with advance-notice provisions to bring director nominations or other matters before meetings of our stockholders;

•	a prohibition against certain business combinations with an acquirer of 15% or more of our common stock for three years after such acquisition unless the stock acquisition or the business combination is approved by our board prior to the acquisition of the 15% interest, or after such acquisition our board and the holders of two-thirds of the other common stock approve the business combination; and

•	a prohibition against our entering into certain business combinations with interested stockholders without the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of voting stock.

The existence of the stockholder rights plan and these provisions may deprive stockholders of an opportunity to sell our stock at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price for our common stock.

Hecla Mining Company

Hecla Mining Company was originally incorporated in 1891, and is principally engaged in the exploration, development and mining of gold, silver, lead and zinc. We own or have interests in a number of precious and nonferrous metals properties.

Our business is to discover, acquire, develop, produce and market mineral resources. Our current strategy is to focus our efforts and resources on expanding our gold and silver reserves through a combination of acquisition and exploration efforts. In doing so, we intend to:

•	manage all our business activities in a safe, environmentally responsible and cost-effective manner;

•	give preference to projects where we will be the manager of the operation;

•	provide a work environment that promotes personal excellence and growth for all our employees; and

•	conduct our business with integrity and honesty.

We are organized and managed in three segments, which represent the geographical areas in which we operate: Venezuela (the La Camorra unit and various exploration projects), Mexico (the San Sebastian unit and various exploration projects) and the United States (the Greens Creek unit, the Lucky Friday unit, and various exploration projects).

Our principal operating properties include:

•	the Lucky Friday silver mine, a 100% owned mine located near Mullan, Idaho, which is a significant primary producer of silver in North America;

•	the Greens Creek silver mine, a 29.73% owned joint venture with the Kennecott Greens Creek Mining Company located near Juneau, Alaska, which is a large polymetals mine;

•	the San Sebastian silver and gold mine, a 100% owned mine located in Durango, Mexico; and

•	the La Camorra mine, a 100% owned gold mine located in Bolivar, Venezuela.

The map below shows the locations of our operating units and our exploration projects, the Hollister Development Block, the Noche Buena property and Block B concessions, which includes our Mina Isidora development project.

Our principal business office is located at 6500 North Mineral Drive, Suite 200, Coeur d’Alene, Idaho 83815-9408. The telephone number at that address is (208) 769-4100. Our web address is www.hecla-mining.com.

Recent Developments

On June 20, 2005, Hecla announced its intention to acquire Triumph Gold Corp’s (“Triumph”) concessions in the Guarcihe gold district in Venezuela. Triumph’s shareholders have approved this transaction. We are currently preparing a purchase and sale agreement to effectuate the transfer. It is anticipated that we will transfer 1,500,000 shares of common stock and 1,500,000 warrants at closing. Upon closing, we intend to begin a mapping, sampling, and soil geochemical program in order to define exploration targets. However, there can be no assurance that this transaction will close as anticipated.

In October 2004, the employees at the Velardeña mill in Mexico initiated a strike, in an attempt to unionize the employees at the San Sebastian mine. On June 6, 2005 Hecla announced an agreement to resume work at the Velardeña mill. The agreement is not expected to materially impact costs or production. Mining at San Sebastian has resumed and the mill has been restarted. Ore stockpiled during the strike is being processed.

On May 6, 2005, Hecla announced that its Board of Directors authorized payment of outstanding Series B Cumulative Convertible Preferred Stock dividends in arrears, amounting to a total of approximately $2.3 million. The cash dividend in arrears was paid on July 1, 2005, to shareholders of record on June 16, 2005. In addition, the Board declared a regular quarterly dividend of $0.875 per share on the outstanding Preferred B shares that was paid July 1, 2005, to shareholders of record on June 16, 2005.

The Board’s May 6, 2005 authorization of payment of current and past Series B Preferred dividends resulted in the elimination of two director positions on our Board that were elected by the holders of Series B preferred stock, which reduced available director positions from nine to seven. As a result, on May 6, 2005 our Board increased the number of director positions from seven to nine. The Board appointed Anthony P. Taylor and David J. Christensen, each of whom was previously a director elected by the holders of Series B preferred stock, to fill the two new director positions.

On May 5, 2005 the Wason Ranch Corporation filed a complaint in federal district court in Denver, Colorado naming Hecla, among others, as a defendant in a lawsuit for alleged violations of the Resource Conservation and Recovery Act and the Clean Water Act. See “Citizens Suit Litigation” under “Risk Factors – We are currently involved in ongoing litigation that may adversely affect us” above for more information regarding this lawsuit.

Use of Proceeds

We will determine the use of proceeds of any offering of securities at the time of any such offering, but we currently expect to use any proceeds for general corporate purposes, the financing of our expansion activities, including the expansion and development of our existing operations, possible acquisitions of mining properties or other mining companies, working capital to support our growth, retirement of existing outstanding preferred stock or the repayment of indebtedness. Pending the application of the net proceeds, we may invest all or a portion of the proceeds in treasury bills, investment-grade, interest-bearing instruments, or other securities. Other than as previously disclosed or as may be disclosed in future filings and/or supplements, we currently have no material agreements, commitments or understandings with respect to any potential acquisition that would result in use of proceeds under this prospectus.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	2000	2001	2002	2003	2004	Q1 2005
Ratio of earnings to fixed charges and preferred dividends	(1)	(1)	1.3x	(1)	(1)	(1)

(1)    Earnings were insufficient to cover fixed charges and preferred dividends in the following amounts: $16.3 million in 2000; $9.6 million in 2001; $5.9 million in 2003; $3.3 million in 2004; and $0.2 million in the first quarter of 2005.

Please refer to Exhibit 12 filed with the Registration Statement of which this prospectus is a part for additional information regarding the ratio of earnings to cover fixed charges and preferred dividends.

Description of Capital Stock

Common Stock

We are authorized to issue 200,000,000 shares of common stock, $0.25 par value per share, of which 118,452,278 shares of common stock were issued and outstanding as of June 30, 2005.

Subject to the rights of the holders of any outstanding shares of preferred stock, each share of common stock is entitled to:

•	•ne vote on all matters presented to the stockholders, with no cumulative voting rights;

•	receive such dividends as may be declared by the board of directors out of funds legally available therefor (we have no present intention of paying dividends on our common stock in the foreseeable future); and

•	in the event of our liquidation or dissolution, share ratably in any distribution of our assets.

Holders of shares of common stock do not have preemptive rights or other rights to subscribe for unissued or treasury shares or securities convertible into such shares, and no redemption or sinking fund provisions are applicable. All outstanding shares of common stock are fully paid and nonassessable.

All of our currently outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “HL.”

Rights

Each share of our common stock is accompanied by a Series A junior participating preferred stock purchase right (a “Right”) that trades with the share of common stock. Upon the terms and subject to the conditions of our Rights Agreement dated as of May 10, 1996 (the “Rights Agreement”), a holder of a Right is entitled to purchase one one-hundredth of a share of Series A preferred stock at an exercise price of $50, subject to adjustment in several circumstances, including upon merger. The Rights are currently represented by the certificates for our common stock and are not transferable apart therefrom. Transferable rights certificates will be issued at the earlier of (1) the 10th day after the public announcement that any person or group has acquired beneficial ownership of 15% or more of our common stock (an “Acquiring Person”) or (ii) the 10th day after a person commences, or announces an intention to commence, a tender or exchange offer the consummation of which would result in any person or group becoming an Acquiring Person. The 15% threshold for becoming an Acquiring Person may be reduced by the board of directors to not less than 10% prior to any such acquisition.

All the outstanding Rights may be redeemed by us for $0.01 per Right prior to such time that any person or group becomes an Acquiring Person. Under certain circumstances, the board of directors may decide to exchange each Right (except Rights held by an Acquiring Person) for one share of common stock. The Rights will expire on May 19, 2006 unless earlier redeemed.

A Right is presently attached to each issued and outstanding share of common stock. As long as the Rights are attached to and evidenced by the certificates representing our common stock, we will continue to issue one Right with each share of common stock that shall become outstanding.

The Rights have certain antitakeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the board of directors. The Rights should not interfere with any merger or other business combination approved by the board of directors since the Rights may be redeemed by us prior to the consummation of such transactions.

The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement, specifying the terms of the Rights, which is filed as exhibit 4.2 to the registration statement of which this prospectus is a part.

Preferred Stock

Our certificate of incorporation authorizes us to issue 5,000,000 shares of preferred stock, par value $0.25 per share. The preferred stock is issuable in series with such voting rights, if any, designations, powers, preferences and other rights and such qualifications, limitations and restrictions as may be determined by our board of directors or a duly authorized committee thereof, without stockholder approval. The board may fix the number of shares constituting each series and increase or decrease the number of shares of any series.

As of June 30, 2005, there were 157,816 shares of Series B Cumulative Convertible Preferred Stock issued and outstanding. In addition, shares of preferred stock have been designated by us as Series A Junior Participating Preferred Shares and are reserved for issuance upon the exercise of certain preferred stock purchase rights associated with each share of outstanding common stock, as described above. See “Description of Capital Stock - Rights.”

Ranking

The Series B preferred stock ranks senior to our common stock and any shares of Series A preferred stock issued pursuant to the Rights (as defined above) with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.

While any shares of Series B preferred stock are outstanding, the affirmative vote or consent of the holders of 66% of the outstanding shares of Series B preferred stock and any other series of preferred stock ranking on a parity with the Series B preferred stock as to dividends and upon liquidation, dissolution or winding up (a “Parity Stock”), voting as a single class without regard to series, is necessary to authorize, create or issue any class or series of stock of our company that ranks senior to the Series B preferred stock as to dividends or upon liquidation, dissolution or winding up. However, we may create additional classes of Parity or Junior Stock, increase the authorized number of shares of Parity or Junior Stock or issue series of Parity or Junior Stock without the consent of any holder of Series B preferred stock. See “Voting Rights.”

Dividends

Series B preferred stockholders are entitled to receive, when, as and if declared by the board of directors out of our assets legally available therefor, cumulative cash dividends at the rate per annum of $3.50 per share of Series B preferred stock. Dividends on the Series B preferred stock are payable quarterly in arrears on October 1, January 1, April 1 and July 1 of each year (and, in the case of any undeclared and unpaid dividends, at such additional times and for such interim periods, if any, as determined by the board of directors), at such annual rate. Each such dividend is payable to holders of record as they appear on our stock records at the close of business on such record dates, which shall not be more than 60 days or less than 10 days preceding the payment dates corresponding thereto, as shall be fixed by the board of directors or a duly authorized committee thereof. Dividends are cumulative from the date of the original issuance of the Series B preferred stock, whether or not in any dividend period or periods we have assets legally available for the payment of such dividends. Accumulations of dividends on shares of Series B preferred stock do not bear interest. Dividends payable on the Series B preferred stock for any period greater or less than a full dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series B preferred stock for each full dividend period are computed by dividing the annual dividend rate by four.

Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock unless full cumulative dividends have been paid on the Series B preferred stock for all prior dividend periods. If cumulative dividends on the Series B preferred stock for all prior dividend periods have not been declared or paid in full, then any dividend declared on the Series B preferred stock for any dividend period and on any Parity Stock will be declared ratably in proportion to undeclared and unpaid dividends on the Series B preferred stock and such Parity Stock.

We will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock or Parity Stock through a sinking fund or otherwise (except by conversion into, or exchange for shares of, Junior Stock, and other than a redemption or purchase or other acquisition of shares of our common stock made for purposes of our employee incentive or benefit plans), unless all undeclared and unpaid dividends with respect to the Series B preferred stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends.

As used herein, (i) the term “dividend” does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and (ii) the term “Junior Stock” means our common stock, any Series A preferred shares issued pursuant to the Rights, and any other class of our capital stock now or hereafter issued and outstanding that ranks junior as to the payment of dividends or amounts payable upon liquidation, dissolution and winding up to the Series B preferred stock. There can be no assurance that dividends will be paid in the future.

Liquidation Preference

The Series B preferred stockholders are entitled to receive, in the event that we are liquidated, dissolved or wound up, whether voluntarily or involuntarily, $50.00 per share of Series B preferred stock plus an amount per share of Series B preferred stock equal to all dividends (whether or not earned or declared) undeclared and unpaid thereon to the date of final distribution to such holders (the “Liquidation Preference”), and no more.

Until the Series B preferred stockholders have been paid the Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon our liquidation, dissolution or winding up. If, upon any liquidation, dissolution or winding up, our assets, or proceeds thereof, distributable among the holders of the shares of Series B preferred stock are insufficient to pay in full the Liquidation Preference and the Liquidation Preference with respect to any other shares of Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of shares of Series B preferred stock and any such Parity Stock ratably in accordance with the respective amounts which would be payable on such shares of Series B preferred stock and any such Parity Stock if all amounts payable thereof were paid in full. Neither a consolidation, merger or business combination of us with or into another corporation nor a sale or transfer of all or substantially all of our assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary.

See “Risk Factors — Our preferred stock has a liquidation preference of $50 per share or $7.9 million.”

Voting Rights

Except as indicated below, or except as otherwise from time to time required by applicable law, the Series B preferred stockholders have no voting rights and their consent is not required for taking any corporate action. When and if the Series B preferred stockholders are entitled to vote, each holder will be entitled to one vote per share.

In the event the Company has not declared and paid six quarterly dividends on the Series B preferred stock, the Series B preferred stockholders, voting as a single class, are entitled to elect two additional directors to the board at the next annual meeting. The Series B preferred stockholders will have the right to elect two directors (never to total more than two) at each subsequent annual meeting, until such time as all cumulative dividends have been paid in full. Because of past dividend arrearages, since declared and set apart for payment, the Company had two directorships elected by the Series B preferred stockholders from May 2002 to May 2005.

The affirmative vote or consent of the holders of 66 2/3% of the outstanding shares of the Series B preferred stock, voting separately as a class, is required for any amendment of our certificate of incorporation which alters or changes the powers, preferences, privileges or rights of the Series B preferred stock so as to materially adversely affect the holders thereof. The affirmative vote or consent of the holders of shares representing 66 2/3% of the outstanding shares of the Series B preferred stock and any other series of Parity Stock, voting as a single class without regard to series, is required to authorize the creation or issue of, or reclassify any of our authorized stock into, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking senior to all such series of Parity Stock. However, we may create additional classes of Parity and Junior Stock, increase the number of shares of Parity and Junior Stock and issue additional series of Parity and Junior Stock without the consent of any holder of Series B preferred stock.

Change in Control Provisions

See “Risk Factors — Our stockholders rights plan and provisions in our certificate of incorporation, our bylaws, and Delaware law could delay or deter tender offers or takeover attempts that may offer you a premium for your common stock.”

Description of Debt Securities

The following sets forth certain general terms and provisions of the indentures under which the debt securities are to be issued. The particular terms of the debt securities to be sold by us will be set forth in a prospectus supplement relating to such debt securities.

The debt securities will represent unsecured general obligations of the Company, unless otherwise provided in the prospectus supplement. As indicated in the applicable prospectus supplement, the debt securities will either be senior debt, senior to all future subordinated indebtedness of the Company and pari passu with other current and future unsecured, unsubordinated indebtedness of the Company or, in the alternative, subordinated debt subordinate in right of payment to current and future senior debt or pari passu with other future subordinated indebtedness of the Company. The debt securities will be issued under an indenture in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part, subject to such amendments or supplemental indentures as are adopted from time to time. The indentures will be executed by the Company and one or more trustees. The following summary of certain provisions of the indentures does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of the indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the indentures are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

The indentures will not limit the amount of debt securities that may be issued thereunder. Reference is made to the prospectus supplement of the following terms of the debt securities offered pursuant thereto: (i) designation (including whether they are senior debt or subordinated debt and whether such debt is convertible), aggregate principal amount, purchase price and denomination; (ii) the date of maturity; (iii) interest rate or rates (or method by which such rate will be determined), if any; (iv) the dates on which any such interest will be payable and the method of payment (cash or common stock); (v) the place or places where the principal of and interest, if any, on the debt securities will be payable; (vi) any redemption or sinking fund provisions; (vii) any rights of the holders of debt securities to convert the debt securities into other securities or property of the Company; (viii) the terms, if any, on which such debt securities will be subordinate to other debt of the Company; (ix) if other than the principal amount hereof, the portion of the principal amount of the debt securities that will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any events of default in addition to or in lieu of those described herein and remedies therefor; (xi) any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities; (xii) listing (if any) on a securities exchange; (xiii) whether such debt securities will be certificated or in book-entry form; and (xiv) any other specific terms of the debt securities, including any additional events of default or covenants provided for with respect to debt securities, and any terms that may be required by or advisable under United States laws or regulations.

Debt securities may be presented for exchange, conversion or transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and the prospectus supplement. The Company may charge a reasonable fee for such services, subject to the limitations provided in the indentures.

Debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that, at the time of issuance, is below the prevailing market rate, will be sold at a discount below its stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to any debt securities issued at par that is treated as having been issued at a discount for United States income tax purposes will be described in the relevant prospectus supplement.

The indentures will not contain any covenant or other specific provision affording protection to holders of the debt securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described below under “— Consolidation, Merger and Sale of Assets.” The Company’s certificate of incorporation also contains other provisions that may prevent or limit a change of control. See “Risk Factors — Our stockholders rights plan and provisions in our certificate of incorporation, our bylaws, and Delaware law could delay or deter tender offers or takeover attempts that may offer you a premium for your common stock.”

Modification and Waiver

Each indenture will provide that modifications and amendments of such indenture may be made by the Company and the applicable trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities issued under such indenture that are affected by the modification or amendment voting as one class; provided that no such modification or amendment may, without the consent of the holder of each such debt security affected thereby, among other things: (1) reduce the amount of debt securities whose holders must consent to an amendment; (2) reduce the interest on or change the time for payment of interest on any Security; (3) reduce the Principal of or change the fixed maturity of any Security; (4) reduce the premium payable upon the redemption of any Security or change the time at which any Security may or shall be redeemed; (5) make any Security payable in money other than that stated in the Security; (6) make any change that adversely affects the right to convert any Security; (7) make any change that adversely affects the preference or priority of the Security; or an amendment or waiver under this Section that waives, changes or eliminates any covenant or other provision of this Indenture that has expressly been included solely for the benefit of one or more particular Series, or that modifies the rights of the Holders of Securities of such Series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other Series.

Each indenture will provide that a supplemental indenture that changes or eliminates any covenant or other provision of such indenture that has expressly been included solely for the benefit of one or more particular series of debt securities, or that modifies the rights of the holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under such indenture of the holders of debt securities of any other series.

The indenture in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part and each supplemental indenture entered into thereunder will provide that the Company and the applicable trustee may, without the consent of the holders of any series of debt securities issued thereunder, amend the indentures or enter into supplemental indentures for one or more of the following purposes: (1) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants, agreements and obligations of the Company in such indenture and in the debt securities issued thereunder, (2) to cure any ambiguity, defect or inconsistency; (3) to make any change that does not adversely affect the interests of the holders of any series of debt securities issued thereunder; (4) to establish the form and terms of debt securities issued thereunder; (5) to set forth the conversion rights of any series; and (6) to set forth the provisions regarding subordination of any series.

Events of Default

Unless otherwise provided in any prospectus supplement, the following will be events of default under each indenture with respect to each series of debt securities issued thereunder: (1) the Company defaults in the payment of interest on any Security of that Series when the same becomes due and payable and such Default continues for a period of 30 days; (2) the Company defaults in the payment of the principal of any security of that series when the same becomes due and payable at maturity, upon redemption or otherwise; (3) the Company fails to comply with any of its other agreements in the securities of that series or the indenture with respect to that series and such failure continues for the period and after the notice specified in the applicable indenture; (4) the Company pursuant to or within the meaning of any bankruptcy law: (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a custodian of it or for all or substantially all of its property, or (D) makes a general assignment for the benefit of its creditors; (5) a court of competent jurisdiction enters an order or decree under any bankruptcy law that: (A) is for relief against the Company in an involuntary case, (B) appoints a custodian of the Company or for all or substantially all of its property, or (C) orders the liquidation of the Company, and the order or decree remains unstayed and in effect for 60 days; or (6) an Event of Default provided in the establishing Securities Resolution or supplemental indenture for that Series occurs. Any event of default with respect to particular series of debt securities under the indenture may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of such series (voting as a class), except in each case a failure to pay principal or interest on such debt securities or a default in respect of a covenant or provision which cannot be modified or amended without the consent of each holder affected thereby.

The Company will be required to furnish to each trustee annually a statement as to its compliance with all conditions and covenants in the applicable indenture.

Each indenture will contain a provision entitling the applicable trustee to be indemnified by the holders before proceeding to exercise any trust or power under such indenture at the request of such holders. Each indenture will provide that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the applicable trustee or of exercising any trust or power conferred upon the applicable trustee with respect to the debt securities of such series; provided, however, that the applicable trustee may decline to follow any such direction if, among other reasons, the applicable trustee determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the applicable trustee in personal liability or would be unduly prejudicial to the holders of the debt securities of such series not joining in such direction. The right of a holder to institute a proceeding with respect to the applicable indenture will be subject to certain conditions precedent including, without limitation, that the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding under such indenture make a request upon the applicable trustee to exercise its powers under such indenture, indemnify the applicable trustee and afford the applicable trustee reasonable opportunity to act, but the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due on the debt securities, to require conversion of debt securities if such indenture provides for convertibility at the option of the holder and to institute suit for the enforcement thereof.

Consolidation, Merger and Sale of Assets

Each indenture will provide that the Company may not consolidate with, merge into or sell, convey or lease all or substantially all of its assets to any person unless the Company is the surviving corporation or the successor person is a corporation organized under the laws of any domestic or Canadian jurisdiction and assumes the Company’s obligations on the debt securities issued thereunder, and under such indenture, and after giving effect thereto no event of default, and no event that, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing, and that certain other conditions are met.

Certain Covenants

Payment of Securities.   The Company shall pay the principal of and interest on the securities of any series on the dates and in the manner provided in the securities of such series and the Indenture. Principal and interest shall be considered paid on the date due if the paying agent holds in accordance with the indenture by 11:00 a.m. New York time on that date money sufficient to pay all principal and interest then due and the paying agent is not prohibited from paying such money to the holders of such series on such date pursuant to the terms of this indenture. The Company shall pay interest on overdue Principal of any Series at the rate borne by the Securities of any Series; it shall pay interest on overdue Defaulted Interest at the same rate to the extent lawful.

SEC Reports.   The Company shall file with the Trustee within 15 days after it files them with the SEC copies of the annual reports and of the information, documents, and other reports which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. The Company will cause any quarterly and annual reports which it makes available to its stockholders to be mailed to the Holders. The Company will also comply with the other provisions of TIA § 314(a). Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute notice or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

Compliance Certificate.   The Company shall deliver to the Trustee, within 105 days after the end of each fiscal year of the Company, a brief certificate signed by the principal executive officer, principal financial officer or principal accounting officer of the Company, as to the signer’s knowledge of the Company’s compliance with all conditions and covenants contained in this Indenture (determined without regard to any period of grace or requirement of notice provided herein).

Notice of Certain Events.   The Company shall give prompt written notice to the Trustee and any Paying Agent with respect to any Series of (i) any Proceeding, (ii) any Default or Event of Default, (iii) any cure or waiver of any Default or Event of Default, and (iv) if and when the Securities of such Series are listed on any stock exchange.

Additional Covenants.   Any additional covenants of the Company with respect to any series of debt securities will be set forth in the prospectus supplement relating thereto.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into Common Stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of redemption of such debt securities and any restrictions on conversion.

Discharge, Defeasance and Covenant Defeasance

Each indenture will provide with respect to each series of debt securities issued thereunder that the Company may terminate its obligations under such debt securities of a series and such indenture with respect to debt securities of such series when (1) either (A) all securities theretofore authenticated and delivered (other than (i)securities which have been destroyed, lost or stolen and which have been replaced or paid and (ii) securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or (B) all such securities not theretofore delivered to the trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their stated maturity within one year, or (iii)are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Company, and the Company in the case of (i), (ii), and (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount of money or U.S. Government Obligations sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for Principal and interest to the date of such deposit (in the case of securities which have become due and payable) or to the stated maturity or redemption date, as the case may be; (2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and (3) the Company has delivered to the

Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with. Thereafter, only the Company’s obligations to compensate and indemnify the applicable trustee and its right to recover excess money held by the applicable trustee shall survive.

Applicable Law

The indentures will provide that the debt securities and the indentures will be governed by and construed in accordance with the laws of the State of New York.

Description of Warrants

We may issue warrants for the purchase of our debt securities, preferred stock, or common stock or units of two or more of these types of securities. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from these securities. Each series of warrants will be issued under a separate warrant agreement. We will distribute a prospectus supplement with regard to each issue or series of warrants.

Warrants to Purchase Debt Securities

Each prospectus supplement for warrants to purchase debt securities will describe:

•	the title of the debt warrants;

•	the aggregate number of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which the debt warrants and the related securities will be separately transferable;

•	the principal amount of and exercise price for debt securities that may be purchased upon exercise of each debt warrant;

•	the maximum or minimum number of the debt warrants which may be exercised at any time;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other material terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

Certificates for warrants to purchase debt securities will be exchangeable for new debt warrant certificates of different denominations. Warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement.

Warrants to Purchase Preferred Stock and Common Stock

Each prospectus supplement for warrants to purchase preferred stock or common stock, will describe:

•	the title of the warrants;

•	the securities for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	any provisions for adjustment of the number or amount of shares of our preferred stock or common stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, a discussion of material federal income tax considerations; and

•	any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase the principal amount of debt securities or shares of preferred stock or common stock at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered in the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities or shares of preferred stock or common stock to be purchased upon such exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

•	in the case of warrants for the purchase of debt securities, the right to receive payments of principal of, or any premium or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

Plan of Distribution

The securities being offered by this prospectus may be sold by us:

•	through agents,

•	to or through underwriters,

•	through broker-dealers (acting as agent or principal),

•	directly by us to purchasers, through a specific bidding or auction process or otherwise, or

•	through a combination of any such methods of sale.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, we, or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

We may directly solicit offers to purchase the securities and we may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

Legal Matters

Certain legal matters with respect to the securities offered by this prospectus will be passed upon for us by Bell, Boyd & Lloyd LLC, Chicago, Illinois.

Experts

The consolidated financial statements of Hecla Mining Company (excluding Greens Creek Joint Venture) as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent registered public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The audited financial statements of Greens Creek Joint Venture, not separately presented in the Registration Statement of which this prospectus is a part, have been audited by PricewaterhouseCoopers LLP, independent registered public accountants, whose report thereon appears in the Registration Statement. Such financial statements, to the extent they have been included in the financial statements of Hecla Mining Company, have been so included in reliance on the report of such independent registered public accountants given on the authority of said firm as experts in auditing and accounting.